FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Acquire Good Technology	4.

Document 1

NEWS RELEASE

September 4, 2015

FOR IMMEDIATE RELEASE

BlackBerry to Acquire Good Technology

Acquisition to expand BlackBerry’s leadership in secure cross-platform mobility management

Waterloo, Ontario and Sunnyvale, Calif. - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it has entered into a definitive agreement to acquire Good Technology for $425 million in cash.

The acquisition of Good is aligned with BlackBerry’s strategy to offer customers the most complete, end-to-end solution that secures the entire mobile enterprise, across all platforms. Enhanced by Good, BlackBerry will expand its ability to offer a unified, secure mobility platform with applications for any mobile device on any operating system - supported with security that has been certified by governments around the world embedded in every component of the mobility infrastructure.

Good will bring complementary capabilities and technologies to BlackBerry, including secure applications and containerization that protects end user privacy. With Good, BlackBerry will expand its ability to offer cross-platform EMM solutions that are critical in a world with varying deployment models such as bring-your-own-device (BYOD); corporate owned, personally enabled (COPE); as well as environments with multiple user interfaces and operating systems. Good has expertise in multi-OS management with 64 percent of activations from iOS devices, followed by a broad Android and Windows customer base.(1) This experience combined with BlackBerry’s strength in BlackBerry 10 and Android management - including Samsung KNOX-enabled devices - will provide customers with increased choice for securely deploying any leading operating system in their organization. The proven Good Dynamics platform provides app-level encryption, advanced data loss prevention and secure communication between applications. The platform has more than 2,000 independent software vendor and custom applications built today.

“By acquiring Good, BlackBerry will better solve one of the biggest struggles for CIOs today, especially those in regulated industries: securely managing devices across any platform. By providing even stronger cross-platform capabilities our customers will not have to compromise on their choice of operating systems, deployment models or any level of privacy and security,” said John Chen, BlackBerry Executive Chairman and CEO. “Like BlackBerry, Good has a very strong presence in enterprises and governments around the world and, with this transaction, BlackBerry will enhance its sales and distribution capabilities and further grow its enterprise software revenue stream.”

Good’s technology will integrate with BlackBerry’s enterprise portfolio and trusted global network, creating a comprehensive management solution for all mobile devices that protects customers’ security and privacy. This holistic experience will provide customers with greater mobile enterprise productivity, including seamless integration of capabilities across multiple applications, including BBM, WatchDox, Good Work and other value added services.

“Enterprise customers today demand stringent security and the most flexible platform across all mobility strategies,” said Christy Wyatt, Good Chairman and CEO. “We are excited to join BlackBerry, where together we will be the most comprehensive mobile platform in the market. Good has worked hard to deliver the highest levels of security across operating systems and applications. Our trusted Good solutions will also help BlackBerry to accelerate its Internet of Things platform for managing endpoints beyond mobile devices.”

With Good, BlackBerry will expand its presence with global enterprise and government customers. Good serves more than 6,200 organizations, including more than half of the Fortune 100, all of the Fortune 100 commercial banks, aerospace and defense firms, and leaders across healthcare, manufacturing and retail. BlackBerry is the trusted mobility partner of all G7 governments, 16 of the G20 governments, 10 out of 10 of the largest global banks and law firms, and the top five largest managed healthcare, investment services, and oil and gas companies.

BlackBerry has provided the world’s most secure mobility solutions for more than two decades, and has earned more than 70 government certifications and approvals, greater than any other mobile vendor. The BlackBerry 10 platform is the first mobility solution to receive the coveted Full Operational Capability (FOC) certification to run on U.S. Department of Defense networks. Good is the only company certified as Common Criteria Evaluation Assurance Level 4 Augmented (EAL4+) for mobile collaboration on both iOS and Android. This is the highest certification level recognized internationally under the Common Criteria program, and is globally regarded as the standard of quality for handling sensitive government data.

BlackBerry expects the transaction to be completed toward the end of the company’s 2016 fiscal third quarter and is subject to customary closing conditions, including regulatory approvals. The company anticipates the acquisition to be accretive to earnings and cash flow within the first year after closing. BlackBerry also expects to realize approximately $160 million in GAAP revenue from Good in the first year, including the impact of an expected write-down of certain deferred revenue of Good.

J. P. Morgan Securities LLC and Bank of America Merrill Lynch served as financial advisors to Good Technology, and each provided a fairness opinion to the board of directors of Good Technology.

Conference Call
BlackBerry will host a conference call to discuss the acquisition agreement today at 8:30 a.m. Eastern Time. The live webcast is available at http://edge.media-server.com/m/p/fdbsb3i4. To participate via conference line:

Participant Toll-Free Dial-In Number: (866) 438-1903
Participant International Dial-In Number: (704) 908-0450

[1] Good, Mobility Index Report Q2 2015

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

About Good Technology
Good Technology is the leader in secure mobility, delivering solutions across all stages of the mobility lifecycle for enterprises and governments worldwide. Good offers a comprehensive, end-to-end solutions portfolio, consisting of a suite of collaboration applications, a secure mobility platform, mobile device management, unified monitoring, management and analytics, and a third-party application and partner ecosystem. More than 6,200 organizations in 189 countries use Good Technology, including 100% of the FORTUNE® 100 commercial banks and aerospace and defense firms as well as leaders across healthcare, manufacturing and retail. Learn more at www1.good.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 04, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer